BYLAWS
OF
EVA MEDTEC, INC.

Article 1
Offices

1.1   **Registered Office.** The registered office of the corporation shall be located within the State of Minnesota as set forth in the articles of incorporation. The registered office need not be identical with the principal executive office of the corporation and may be changed from time to time by the board of directors.

1.2   **Other Offices.** The corporation may have other offices at such places inside and outside the state of Minnesota as the board of directors may determine from time to time.

Article 2
Meetings of Shareholders

2.1   **Place of Meeting.** All meetings of the shareholders of this corporation shall be held at its principal executive office unless some other place for any such meeting inside or outside the state of Minnesota is designated by the board of directors in the notice of meeting or the meeting is held by remote communication pursuant to Section 2.11. Any regular or special meeting of the shareholders of the corporation called by or held pursuant to a written demand of shareholders shall be held in the county where the principal executive office of the corporation is located.

2.2   **Regular Meetings.** Regular meetings of the shareholders of this corporation may be held at the discretion of the board of directors on an annual or less frequent periodic basis. The date, time and place of such meetings shall be designated by the board of directors in the notices of meeting. At regular meetings the shareholders shall elect a board of directors and transact such other business as may be appropriate for action by shareholders. If a regular meeting of shareholders has not been held for a period of 15 months, one or more shareholders holding not less than 3% of the voting power of all shares of the corporation entitled to vote may call a regular meeting of shareholders by delivering to the chief executive officer or chief financial officer a written demand for a regular meeting. Within 30 days after the receipt of such a written demand by the chief executive officer or chief financial officer, the board of directors shall cause a regular meeting of shareholders to be called. Such a meeting shall be held on notice no later than 90 days after the receipt of such written demand, all at the expense of the corporation.

2.3   **Special Meetings.**

(a)   Special meetings of the shareholders, for any purpose or purposes appropriate for action by shareholders, may be called by:

(i)   The chief executive officer;

(ii)   The chief financial officer;

(iii)   Two or more members of the board of directors;

(iv)   A person authorized in the articles of incorporation or these bylaws; or

(v)   One or more shareholders holding 10% or more of the voting power of all shares of the corporation entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by shareholders holding 25% or more of the voting power of all shares entitled to vote. The shareholders calling such meeting shall deliver to the chief executive officer or chief financial officer a written demand for a special meeting. Such a demand shall contain the purpose or purposes of the meeting. Within 30 days after the receipt of such a written demand for a special meeting of shareholders by the chief executive officer or chief financial officer, the board of directors shall cause a special meeting of shareholders to be called. Such a meeting shall be held on notice no later than 90 days after the receipt of such written demand, all at the expense of the corporation.

(b)   Business transacted at any special meeting of the shareholders is limited to the purpose or purposes stated in the notice of the meeting. Any business transacted at any special meeting of the shareholders that is not included among the stated purposes of such meeting is voidable by or on behalf of the corporation unless all of the shareholders have waived notice of the meeting.

2.4   **Notice of Meetings and Waiver of Notice.**

(a)   Notice of all meetings of shareholders shall be given to every holder of shares entitled to vote, unless:

(i)   The meeting is an adjourned meeting to be held not more than 120 days after the date fixed for the original meeting and the date, time, and place of the meeting were announced at the time of the original meeting or any adjournment of the original meeting; or

(ii)   The following have been mailed by first class mail to a shareholder at the address in the corporate records and returned undeliverable:

(1)   two consecutive regular meeting notices and notices of any special meetings held during the period between the two regular meetings; or

(2)   all payments of dividends sent during a 12-month period, provided there are at least two sent during the 12-month period.

(b)   Notice of a meeting of shareholders shall contain the date, time, and place of the meeting and any other information required by law. In the case of a special meeting, the notice must contain a statement of the purposes of the meeting. The notice may also contain any other information deemed necessary or desirable by the board of directors or by any other person or persons calling the meeting.

(c)   Unless a different minimum notice period has been fixed by law, the articles of incorporation, or these bylaws, notice of all meetings shall be given not less than three days nor more than 60 days before the date of the meeting.

(d)   Notice of all meetings shall be given either by oral communication, by mailing a copy of the notice to an address designated by the shareholder or to the last known address of the shareholder, by depositing with a nationally recognized overnight delivery service for overnight delivery (or, if overnight delivery to the shareholder is not available, for delivery as promptly as practicable) to the shareholder at an address designated by the shareholder or at the last known address of the shareholder, by handing a copy to the shareholder, or by any other delivery that conforms to law, including, without limitation, electronic communication if consent is given by a shareholder. Notice is deemed received when it is given. Notice by mail is given when deposited in the United States mail with sufficient postage affixed. Notice by deposit for overnight delivery (or, if overnight delivery is not available, for delivery as promptly as practicable) is given when deposited for delivery with a nationally recognized overnight delivery service after having made sufficient arrangements for payment by the corporation. Notice by electronic communication is given:

(i)   if by facsimile communication, when directed to a telephone number at which the shareholder has consented to receive notice;

(ii)   if by electronic mail, when directed to an electronic mail address at which the shareholder has consented to receive notice;

(iii)   if by a posting on an electronic network on which the shareholder has consented to receive notice, together with separate notice to the shareholder of specific posting, upon the later of:

(1)   the posting; and

(2)   the giving of separate notice; and

(iv)   if by any other form of electronic communication by which the shareholder has consented to receive notice, when directed to the shareholder.

(e)   Consent by a shareholder to notice given by electronic communication may be given in writing or by authenticated electronic communication. The corporation is entitled to rely on any consent so given until revoked by the shareholder, provided that no revocation affects the validity of any notice given before receipt by the corporation of revocation of the consent.

(f)   Any shareholder may waive notice of any meeting of shareholders. A waiver of notice is effective whether given before, at, or after the meeting and whether given orally, in writing, or by attendance. Attendance by a shareholder at a meeting is a waiver of notice of that meeting, except when such shareholder objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at the meeting.

2.5   **Notice for Plan Approval.** In the event that a plan of merger, conversion or exchange is to be considered at a meeting of shareholders, written notice of the meeting shall be given to every shareholder, whether or not entitled to vote at the meeting, not less than 14 days nor more than 60 days before the meeting in the manner provided in Section 2.4. The written notice shall contain the date, time, and place of the shareholder meeting, shall state that a purpose of the meeting is to consider the proposed plan of merger, conversion or exchange, and shall include a copy or a short description of the plan of merger, conversion or exchange.

2.6   **Record Date.** The board of directors may fix, or authorize an officer to fix, a date not more than 60 days before the date of a meeting of shareholders as the date for the determination of the holders of shares entitled to notice of and entitled to vote at any meeting. When a date is so fixed, only shareholders on that date are entitled to notice of and permitted to vote at that meeting of shareholders.

2.7   **Quorum.**

(a)   The holders of a majority of the voting power of the shares entitled to vote at a meeting, present in person or represented by proxy, are a quorum for the transaction of business at a shareholder meeting. If a quorum is not present at the commencement of a meeting, the holders of a majority of the voting power, present in person or represented by proxy, may adjourn the meeting to a date, time, and place they announce at the time of adjournment. Any business that might have been transacted at the adjourned meeting had a quorum been present, may be transacted at the meeting held pursuant to such an adjournment, if a quorum is present at the meeting held pursuant to such an adjournment.

(b)   If a quorum is present when a duly called or held meeting is convened, the shareholders present may continue to transact business until adjournment, even though the withdrawal of a number of shareholders originally present leaves less than the number otherwise required for a quorum.

2.8   **Voting and Proxies.**

(a)   At each shareholder meeting, each shareholder has one vote for each share held, unless otherwise provided in the articles of incorporation or by the terms of the share or as may be required to provide for cumulative voting (if not denied by the articles of incorporation).

(b)   A shareholder may cast or authorize the casting of a vote (i) in person, (ii) by filing a written appointment of a proxy, signed by the shareholder, with an officer of the corporation at or before the meeting at which the appointment is to be effective, or (iii) if authorized by the board of directors, by telephone, Internet, authenticated electronic communication, or any other manner permitted by law. The appointment of a proxy is valid for 11 months, unless a shorter or longer period is expressly provided in the appointment. An appointment of a proxy for shares held jointly by two or more shareholders is valid if signed or consented to by authenticated electronic communication by any one of them, unless the secretary of the corporation receives from any one of those shareholders written notice or authenticated electronic communication either denying the authority of that person to appoint a proxy or appointing a different proxy. All questions regarding the qualification of voters, the validity of appointments of proxies, and the acceptance or rejection of votes shall be decided by the inspector of election.

(c)   The shareholders shall take action by the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote, except when a different vote is required by law, the articles of incorporation, or these bylaws. Notwithstanding the preceding sentence, directors are elected by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present, unless the articles of incorporation provide otherwise.

2.9   **Action Without Meeting by Shareholders.** Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on that action. However, if the articles of incorporation authorize written action by less than all the shareholders, such action may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present. If any written action is taken by less than all shareholders, the corporation must notify all shareholders of its text and effective time no later than five days after the effective time of the action. Failure to provide the notice does not invalidate the written action. A shareholder who does not sign or consent to the written action has no liability for any action authorized by the written action. The written action is effective when it has been signed, or consented to by authenticated electronic communication, by the required shareholders, unless a different effective time is provided in the written action.

2.10   **Attendance at Shareholder Meetings.** The authority of anyone other than shareholders (or their duly authorized attorneys-in-fact), proxy holders, or persons invited by the board of directors to attend any meeting of the shareholders shall be determined by the presiding officer of the meeting, unless otherwise determined by the board of directors.

Any action taken by the shareholders at a meeting at which an unauthorized person is in attendance is not void or voidable.

2.11 **Remote Communications for Shareholder Meetings**. The board of directors is authorized to hold regular or special meetings of shareholders solely by any combination of means of remote communication through which the shareholders may participate in the meeting, if notice of the meeting is given to every holder of shares entitled to vote at such meeting, and if the number of shares held by the shareholders participating in the meeting would be sufficient to constitute a quorum at the meeting. Furthermore, the board of directors is authorized to determine that a shareholder not physically present in person or by proxy at a regular or special meeting of shareholders may, by means of remote communication, participate in a meeting of shareholders held at a designated place. In any meeting of shareholders held solely by means of remote communication or in any meeting of shareholders held at a designated place in which one or more shareholders participate by means of remote communication, the corporation must implement reasonable measures to verify that each person deemed present and entitled to vote at the meeting by means of remote communication is a shareholder or proxy holder. In addition, the corporation must implement reasonable measures to provide each shareholder participating by means of remote communication with a reasonable opportunity to participate in the meeting, including an opportunity to: (a) read or hear the proceedings of the meeting substantially concurrently with those proceedings; (b) if allowed by the procedures governing the meeting, have the shareholder's remarks heard or read by other participants in the meeting substantially concurrently with the making of those remarks; and (c) if otherwise entitled, vote on matters submitted to the shareholders.

2.12 **Rules of Procedure**. The board of directors may adopt rules of procedure for conducting shareholder meetings, provided such rules are not inconsistent with the articles of incorporation, these bylaws or law. In the absence of rules adopted by the board of directors, the chair of the board or the presiding officer may establish rules of procedure for conducting shareholder meetings, provided such rules are not inconsistent with the articles of incorporation, these bylaws or law.

Article 3
Directors

3.1 **General Powers**. Except as authorized by the shareholders pursuant to a shareholder control agreement or unanimous affirmative vote by the holders of shares entitled to vote for directors of the corporation, the business and affairs of the corporation shall be managed by or under the direction of its board of directors.

3.2 **Number, Tenure and Qualification**. The number of directors shall be fixed by or in the manner provided in the articles of incorporation or these bylaws. In the event that the shareholders fail to fix the number of directors, the number of directors shall be the number which constituted the initial board of directors. The number of directors may be increased or decreased by resolution of the board of directors; provided, however, that no decrease in the number of directors pursuant to this Section 3.2 shall effect the removal of any director then holding office except upon compliance with the provisions of Section 3.8 of these bylaws. Except as provided in Sections 3.7 and 3.8, each director shall be elected at a regular meeting of shareholders. A director shall hold office until the next regular meeting of shareholders and thereafter until a successor is elected and has qualified, or until the earlier death, resignation, removal or disqualification of the director. Directors shall be natural persons, but need not be shareholders.

3.3 **Meetings.** Meetings of the board of directors may be held from time to time as provided in the articles of incorporation or these bylaws at any place within or without the state that the board of directors selects, or solely by one or more means of remote communication. Meetings of the board of directors also may be called by the chair of the board, the chief executive officer, by the acting chief executive officer in the absence of the chief executive officer or by any director, in which case the person or persons calling such meeting may fix the date, time, and place thereof, either within or without the state of Minnesota, and shall cause notice of the meeting to be given. A director may participate in a board meeting by means of conference telephone or, if authorized by the board of directors, by such other means of remote communication, in each case through which the director, other directors so participating, and all directors physically present at the meeting may participate with each other during the meeting. Participation in a meeting by that means constitutes presence at the meeting.

3.4 **Notice of Meetings.**

(a)   If the date, time, and place of a meeting of the board of directors have been provided in the articles of incorporation, these bylaws, or announced at a previous meeting of the board of directors, no notice is required. In all other cases, two days' notice of meetings of the board of directors, stating the date, time, and place of the meeting and any other information required by law or desired by the person or persons calling the meeting, shall be given to each director.

(b)   Notice of all meetings shall be given either by oral communication, by mailing a copy of the notice to an address designated by the director or to the last known address of the director, by depositing with a nationally recognized overnight delivery service for overnight delivery (or, if overnight delivery to the director is not available, for delivery as promptly as practicable) to the director at an address designated by the director or at the last known address of the director, by handing a copy to the director, or by any other delivery that conforms to law, including, without limitation, electronic communication if consent is given by a director. Notice is deemed received when it is given. Notice by mail is given when deposited in the United States mail with sufficient postage affixed. Notice by deposit for overnight delivery (or, if overnight delivery is not available, for delivery as promptly as practicable) is given when deposited for delivery with a nationally recognized overnight delivery service after having made sufficient arrangements for payment by the corporation. Notice by electronic communication is deemed given if by:

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(i) facsimile communication, when directed to a telephone number at which the director has consented to receive notice;

(ii) electronic mail, when directed to an electronic mail address at which the director has consented to receive notice; and

(iii) any other form of electronic communication by which the director has consented to receive notice, when directed to the director.

(c) Consent by a director to notice given by electronic communication may be given in writing or by authenticated electronic communication. Any consent so given may be relied upon until revoked by the director, provided that no revocation affects the validity of any notice given before receipt of revocation of the consent.

(d) A director may waive notice of a meeting of the board of directors. A waiver of notice by a director entitled to notice is effective whether given before, at, or after the meeting, and whether given in writing, orally, by authenticated electronic communication, or by attendance. Attendance by a director at a meeting is a waiver of notice of that meeting, except where the director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting.

3.5 **Quorum.** A majority of the directors currently holding office is a quorum for the transaction of business at any meeting of the board of directors. In the absence of a quorum, a majority of the directors present may adjourn a meeting from time to time until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the directors present may continue to transact business until adjournment, even though the withdrawal of a number of directors originally present leaves less than the proportion or number otherwise required for a quorum.

3.6 **Voting.** The board of directors shall take action by the affirmative vote of the greater of (a) a majority of the directors present at any duly held meeting at the time the action is taken, or (b) a majority of the minimum proportion or number of directors that would constitute a quorum for the transaction of business at the meeting, except where a larger proportion or number is required by law, the articles of incorporation, or these bylaws. If the articles of incorporation require a larger proportion or number than is required in this Article for a particular action, the articles of incorporation shall control. A director may give advance written consent or opposition to a proposal to be acted on at a board of directors meeting. If the director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as the vote of a director present at the meeting in favor of or against the proposal and shall be entered in minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the director has consented or objected.

3.7 **Vacancies and Newly Created Directorships.** Vacancies on the board of directors resulting from a director's death, resignation, removal, or disqualification may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. Vacancies on the board of directors resulting from newly created directorships may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. Each director elected by the board of directors to fill a vacancy holds office until a qualified successor is elected by the shareholders at the next regular or special meeting of the shareholders.

3.8 **Removal of Directors.**

(a) Any one or all of the directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors; provided that, if a director has been elected solely by the holders of a class or series of shares, as stated in the articles of incorporation or these bylaws, then that director may be removed only by the affirmative vote of the holders of a majority of the voting power of all shares of that class or series entitled to vote at an election of that director. If cumulative voting is permitted, unless the entire board of directors is removed simultaneously, a director is not removed from the board of directors if there are cast against removal of the director the votes of a proportion of the voting power sufficient to elect the director at an election of the entire board of directors under cumulative voting. New directors may be elected by the shareholders at a meeting at which directors are removed.

(b) A director may be removed at any time, with or without cause, by the other members of the board of directors if (i) the director was named by the board of directors to fill a vacancy; (ii) the shareholders have not elected directors in the interval between the time of the appointment to fill a vacancy and the time of removal; and (iii) a majority of the remaining directors present affirmatively vote to remove the director, even though the remaining directors may be less than a quorum.

3.9 **Action Without a Meeting.** An action required or permitted to be taken at a board of directors meeting may be taken by written action signed, or consented to by authenticated electronic communication, by all of the directors. If the articles of incorporation so provide, any action, other than an action requiring shareholder approval, may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting of the board of directors at which all directors were present. The written action is effective when signed, or consented to by authenticated electronic communication, by the required number of directors, unless a different effective time is provided in the written action. When written action is permitted to be taken by less than all directors, all directors shall be notified immediately of its text and effective date. Failure to provide the notice does not invalidate the written action. A director who does not sign or consent to the written action has no liability for the action or actions taken thereby.

3.10 **Committees.**

(a)   A resolution approved by the affirmative vote of a majority of the board of directors may establish committees having the authority of the board of directors in the management of the business of the corporation only to the extent provided in the resolution. Committees, other than special litigation committees and committees formed pursuant to Minnesota Statutes Section 302A.673, subdivision 1(d), are subject at all times to the direction and control of the board of directors. Committee members shall be natural persons. Unless the articles of incorporation or these bylaws provide for a different membership or manner of appointment, a committee shall consist of one or more persons, who need not be directors, appointed by the affirmative vote of a majority of the directors present.

(b)   In other matters of procedure, the provisions of these bylaws shall apply to committees and the members thereof to the same extent they apply to the board of directors and directors. This shall include, without limitation, the provisions with respect to meetings and notice thereof, absent members, written actions, and valid acts. Each committee shall keep regular minutes of its proceedings and report the same to the board of directors.

3.11 **Attendance at Director Meetings.** The authority of anyone other than directors or persons invited by the board of directors to attend any meeting of the board of directors shall be determined by the sole discretion of the board of directors. Any action taken by the board of directors at a meeting at which an unauthorized person is in attendance is not void or voidable.

3.12 **Chair of the Board.** The board of directors may elect a chair of the board who, if elected, shall preside at all meetings of the shareholders and of the board of directors and shall perform such other duties as may be prescribed by the board of directors from time to time. The chair of the board shall not be deemed to be an officer or employee of the corporation solely by serving as the chair of the board.


Article 4
Officers


4.1 **Number and Qualification.** The corporation shall have one or more natural persons elected or appointed by the board of directors exercising the functions of the offices, however designated, of chief executive officer and chief financial officer. In the absence of an election or appointment by the board of directors, the person or persons exercising the principal functions of the chief executive officer or the chief financial officer are deemed to have been elected to those offices. The board of directors may elect or appoint any other officers or agents as it deems necessary for the operation and management of the corporation. Except as provided in the articles of incorporation or these bylaws, the board of directors shall fix the powers, rights, duties, responsibilities, and terms of all officers. Officers may be, but need not be, directors of the corporation. Any number of offices or functions of those offices may be held or exercised by the same person. To the extent authorized in the articles, these bylaws or a resolution approved by the affirmative vote of a majority of the directors present, the chief executive officer may appoint one or more officers excluding the chief financial officer who must be appointed or elected by the board. Officer election or appointment is subject to the provisions of any shareholder control agreement.

4.2   **Term of Office.** An officer shall hold office until a successor has been duly elected, or until such officer's death, resignation, or removal from office.

4.3   **Resignation, Removal and Vacancies.** An officer may resign at any time by giving written notice to the corporation. The resignation is effective without acceptance when the notice is given to the corporation, unless a later effective date is specified in the notice. An officer may be removed at any time, with or without cause, by a resolution approved by the affirmative vote of a majority of the directors present, subject to the provisions of a shareholder control agreement. A vacancy in an office may, or in the case of a vacancy in the office of chief executive officer or chief financial officer shall, be filled for the unexpired portion of the term in the manner provided in the articles of incorporation or these bylaws, or determined by the board of directors. An officer appointed by the chief executive officer may also be removed at any time, with or without cause, by the chief executive officer. A removal described in this Section 4.3 is subject to the provisions of any shareholder control agreement and is without prejudice to any contractual rights of the officer.

4.4   **Chief Executive Officer.** Unless the articles of incorporation, these bylaws, or a resolution adopted by the board of directors provide otherwise, the chief executive officer shall:

(a)   have general active management of the business of the corporation;

(b)   in the absence of the chair of the board or if the position of chair of the board is vacant, preside at all meetings of the board of directors and of the shareholders;

(c)   see that all orders and resolutions of the board of directors are carried into effect;

(d)   sign and deliver in the name of the corporation any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the corporation, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the articles of incorporation or these bylaws or the board of directors to some other officer or agent of the corporation;

(e)   maintain records of and, whenever necessary, certify all proceedings of the board of directors and the shareholders; and

(f)   perform other duties prescribed by the board of directors.

4.5   **Chief Financial Officer.** Unless the articles of incorporation, these bylaws, or a resolution adopted by the board of directors provide otherwise, the chief financial officer shall:

(a)   keep accurate financial records for the corporation;

(b)   deposit all money, drafts, and checks in the name of and to the credit of the corporation in the banks and depositories designated by the board of directors;

(c)   endorse for deposit all notes, checks, and drafts received by the corporation as ordered by the board of directors, making proper vouchers therefore;

(d)   disburse corporate funds and issue checks and drafts in the name of the corporation, as ordered by the board of directors;

(e)   render to the chief executive officer and the board of directors, whenever requested, an account of all transactions by the chief financial officer and of the financial condition of the corporation; and

(f)   perform other duties prescribed by the board of directors or the chief executive officer.

4.6   **President.** Unless otherwise determined by the board of directors, the president, if any, shall be the chief executive officer of the corporation. If an officer other than the president is designated chief executive officer, the president shall have the powers and perform the duties as prescribed by the board of directors or the chief executive officer.

4.7   **Vice President(s).** The vice president, if any, or vice presidents in the case there be more than one, shall have the powers and perform the duties as prescribed by the board of directors or the chief executive officer. In the absence of the president or in the event of the president's death, inability, or refusal to act, the vice president, or in the event there be more than one vice president, the vice presidents in the order designated by the board of directors, or, in the absence of any designation, in the order of their election, shall perform the duties of the president, and, when so acting, shall have all the powers of and be subject to all of the restrictions upon the president.

4.8   **Secretary.** The secretary, if any, shall attend all meetings of the board of directors and of the shareholders and shall maintain records of, and whenever necessary, certify all proceedings of the board of directors and of the shareholders. The secretary shall keep the required records of the corporation, and when so directed by the board of directors or other person or persons authorized to call such meetings, shall give or cause to be given notice of meetings of the shareholders and of meetings of the board of directors. The secretary shall also perform the other duties and have the other powers as prescribed by the board of directors or the chief executive officer.

4.9   **Treasurer.** Unless otherwise determined by the board of directors, the treasurer, if any, shall be the chief financial officer of the corporation. If an officer other than the treasurer is designated chief financial officer, the treasurer shall have such powers and perform such duties as the board of directors or the chief executive officer may prescribe from time to time.

4.10 **Delegation.** Unless prohibited by the articles of incorporation or these bylaws or a resolution approved by the affirmative vote of a majority of the directors present, an officer elected or appointed by the board of directors may, without the approval of the board of directors, delegate some or all of the duties and powers of an office to other persons. An officer who delegates the duties or powers of an office remains subject to the standard of conduct for an officer with respect to the discharge of all duties and powers so delegated.

Article 5
Certificates and Ownership of Shares

5.1 **Certificated; uncertificated.** The shares of the corporation shall be either certificated shares or uncertificated shares. Each holder of certificated shares that are nonassessable or assessable but issued with the unanimous consent of the shareholders is entitled to a certificate of shares.

5.2 **Form of Certificate.** If shares are certificated, the certificates for shares shall be consecutively numbered or otherwise identified. Each certificate shall be in the form determined by the board of directors which shall contain on its face:

(a) the corporation's name,

(b) a statement that the corporation is incorporated under the laws of the state of Minnesota,

(c) the name of the person to whom it is issued,

(d) the number and class of shares, and the designation of the series, if any, that the certificate represents, and

(e) any other information required by law or desired by the board of directors.

5.3 **Signatures.** Certificates shall be signed by an officer of the corporation unless limited by resolution of the board of directors. If a certificate is signed (a) by a transfer agent or an assistant transfer agent or (b) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any such officer of the corporation may be a facsimile signature. If a person signs or has a facsimile signature placed upon a certificate while an officer, transfer agent, or registrar of the corporation, the certificate may be issued by the corporation, even if the person has ceased to have that capacity before the certificate is issued, with the same effect as if the person had that capacity at the date of its issue.

5.4 **Limitations Set Forth.** If the articles of incorporation establish more than one class or series of shares or authorize the board of directors to establish classes or series of shares, all certificates representing such shares shall set forth on the face or back of the certificate or shall state that the corporation shall furnish to any shareholder upon request and without charge, a full statement of the designations, preferences, limitations, and relative rights of the shares of each class or series authorized to be issued, so far as they

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have been determined, and the authority of the board of directors to determine the relative rights and preferences of subsequent classes or series.

5.5   **Surrender of Certificates.** All certificates surrendered to the corporation or the transfer agent for transfer shall be cancelled, and no new certificate shall be issued until the former certificate for a like number of shares is surrendered and cancelled, except that in case of a lost, destroyed, or mutilated certificate, a new certificate may be issued therefor upon such terms and indemnity to the corporation as the board of directors may prescribe.

5.6   **Transfer of Shares.** The transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by such holder's legal representative, who shall furnish proper evidence of authority to transfer, or by such holder's attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and on surrender of such shares to the corporation or the transfer agent of the corporation.

5.7   **Ownership.** Except as otherwise provided in this Section, the person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner of the shares for all purposes. The board of directors, however, by a resolution approved by the affirmative vote of a majority of Directors then holding office, may establish a procedure whereby a shareholder may certify in writing to the corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of one or more beneficial owners. Upon receipt by the corporation of the writing, the persons specified as beneficial owners, rather than the actual shareholder, shall be deemed the shareholders for such purposes as are permitted by the resolution of the board of directors and are specified in the writing.

5.8   **Uncertificated Shares.** Unless uncertificated shares are prohibited by the articles of incorporation, the board of directors may designate that some or all of any or all classes and series of shares will be uncertificated shares. Such an action does not apply to shares represented by a certificate until the certificate is surrendered to the corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the new shareholders the information required by Minnesota Statutes Section 302A.417 to be stated on the certificates. Except as otherwise expressly provided by statute, the rights and obligations of the holders of certificated and uncertificated shares of the same class or series are identical.

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Article 6
Required Records

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6.1   **Share Register; Dates of Issuance.**

(a)   The corporation shall keep at its principal executive office, or at another place or places within the United States determined by the board of directors, a share register not more than one year old, containing the names and addresses of the shareholders and the number and classes of shares held by each shareholder.

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(b)   The corporation shall keep, at its principal executive office, or at another place or places within the United States determined by the board of directors, a record of the dates on which certificated or uncertificated shares were issued.

6.2   **Other Documents Required.** The corporation shall keep at its principal executive office, or at another place or places within the United States determined by the board, and, if its principal executive office is outside of Minnesota, shall make available at its registered office or its principal executive office within Minnesota within ten days after receipt by an officer of the corporation of a written demand for them made by a shareholder, beneficial owner, or holder of a voting trust certificate, originals or copies of:

(a)   records of all proceedings of shareholders for the last three years;

(b)   records of all proceedings of the board of directors for the last three years;

(c)   its articles of incorporation and all amendments currently in effect;

(d)   its bylaws and all amendments currently in effect;

(e)   financial statements required by Minnesota Statutes Section 302A.463 and the financial statements for the most recent interim period prepared in the course of the operation of the corporation for distribution to the shareholders or to a governmental agency as a matter of public record;

(f)   reports made to shareholders generally within the last three years;

(g)   a statement of the names and usual business addresses of its directors and principal officers;

(h)   voting trust agreements described in Minnesota Statutes Section 302A.453;

(i)   shareholder control agreements described in Minnesota Statutes Section 302A.457; and

(j)   a copy of agreements, contracts, or other arrangements or portions of them incorporated by reference under Minnesota Statutes Section 302A.111, subdivision 7.

6.3   **Financial Records.** The corporation shall keep appropriate and complete financial records.

6.4   **Right to Inspect.** A shareholder, beneficial owner, or a holder of a voting trust certificate has an absolute right, upon written demand, to examine and copy, in person or by a legal representative, at any reasonable time, and the corporation shall make available within ten days after receipt by an officer of the corporation of the written demand the documents set forth in Sections 6.1 and 6.2.

Article 7
Contracts, Loans, Checks, and Deposits

7.1   **Contracts.** The board of directors may authorize such officers or agents as it designates to enter into contracts or execute and deliver instruments in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

7.2   **Loans.** The corporation may lend money to, guarantee an obligation of, become a surety for, or otherwise financially assist a person, if the transaction, or a class of transactions to which the transaction belongs, is approved by the affirmative vote of a majority of the directors present and:

(a)   is in the usual and regular course of business of the corporation;

(b)   is with, or for the benefit of, a related organization, an organization in which the corporation has a financial interest, an organization with which the corporation has a business relationship, or an organization to which the corporation has the power to make donations, any of which relationships constitute consideration sufficient to make the loan, guarantee, suretyship, or other financial assistance so approved enforceable against the corporation;

(c)   is with, or for the benefit of, an officer or other employee of the corporation or a subsidiary, including an officer or employee who is a director of the corporation or a subsidiary, and may reasonably be expected, in the judgment of the board of directors, to benefit the corporation; or

(d)   whether or not any separate consideration has been paid or promised to the corporation, has been approved by (i) the holders of two-thirds of the voting power of the shares entitled to vote which are owned by persons other than the interested person or persons, or (ii) the unanimous affirmative vote of the holders of all outstanding shares, whether or not entitled to vote.

7.3   **Checks, Drafts, etc.** All checks, drafts or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the corporation shall be signed by such officers or agents of the corporation as the board of directors designates from time to time and in such manner as the board of directors determines from time to time.

7.4   **Deposits.** All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks or other financial institutions as the board of directors may select.

Article 8
Indemnification of Certain Persons

The corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, in such manner, under such circumstances and to such extent as permitted or required by Minnesota Statutes Section 302A.521.

Article 9
Miscellaneous

9.1   **Statutory References.** Any reference to any statutory provision includes the statute as now enacted, subsequently amended or any similar provision of future law.

9.2   **Definitions.** The words, terms and phrases used, but not otherwise defined in these bylaws, shall have the meaning ascribed to them in the Minnesota Business Corporations Act.

9.3   **Shareholder Agreements.** If there is a conflict or inconsistency between these bylaws, or any amendment thereto, whenever adopted, and the terms of any shareholder control agreement as defined in Minnesota Statutes Section 302A.457, the terms of such shareholder control agreement shall control.

9.4   **Distributions.** The board of directors may authorize and cause the corporation to make a distribution only in accordance with Minnesota Statutes Section 302A.551.

9.5   **Amendments.** Unless reserved by the articles of incorporation to the shareholders, the power to adopt, amend, or repeal the bylaws is vested in the board of directors. The power of the board of directors is subject to the power of the shareholders, exercisable in the manner provided in Minnesota Statutes Section 302A.181, subdivision 3, to adopt, amend, or repeal bylaws adopted, amended, or repealed by the board of directors. The board of directors shall not adopt, amend, or repeal a bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications, or terms of office, but may adopt or amend a bylaw to increase the number of directors.

9.6   **Seal.** The corporation shall have no seal.

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CERTIFICATION

The undersigned, Secretary of Eva Medtec, Inc., a Minnesota corporation, does hereby certify that the foregoing bylaws are the bylaws adopted for the corporation by its Board of Directors by unanimous written consent dated July 7____, 2016.

Irene Waldridge
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Irene Waldridge, Secretary

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